EXHIBIT 1.02

STANLEY BLACK & DECKER, INC.
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“the Rule”).

1.    Company Overview
Stanley Black & Decker, Inc. ("the Company") was founded in 1843 by Fredrick T. Stanley and incorporated in Connecticut in 1852. In March 2010, the Company completed a merger with The Black & Decker Corporation (“Black & Decker”), a company founded by S. Duncan Black and Alonzo G. Decker and incorporated in Maryland in 1910. At that time, the Company changed its name from The Stanley Works to Stanley Black & Decker, Inc. The Company is a diversified global provider of power and hand tools, products and services for various industrial applications, mechanical access solutions (i.e. automatic doors and commercial locking systems), and electronic security and monitoring systems. The Company’s operations are classified into three operating segments: Construction & Do-It-Yourself (“CDIY”), Industrial and Security.

CDIY

The CDIY segment is comprised of the Professional Power Tool business, the Consumer Products Group, which includes outdoor products, the Hand Tools & Storage business, and the Fastening & Accessories business.

The Professional Power Tool business sells professional grade corded and cordless electric power tools and equipment including drills, impact wrenches and drivers, grinders, saws, routers and sanders.

The Consumer Products Group sells corded and cordless electric power tools sold primarily under the Black & Decker brand, lawn and garden products and home products. Lawn and garden products include hedge trimmers, string trimmers, lawn mowers, edgers, and related accessories. Home products include hand held vacuums, paint tools and cleaning appliances.

The Hand Tools & Storage business sells measuring, leveling and layout tools, planes, hammers, demolition tools, knives, saws and chisels. Storage products include tool boxes, sawhorses and storage units.

The Fastening and Accessories business sells pneumatic tools and fasteners including nail guns, nails, staplers and staples, concrete and masonry anchors, as well as power tool accessories which include drill bits, router bits, abrasives and saw blades.

Industrial

The Industrial segment is comprised of the Industrial and Automotive Repair ("IAR"), Engineered Fastening and Infrastructure businesses.

The IAR business sells professional hand tools, power tools and engineered storage solution products.

The Engineered Fastening business primarily sells engineered fastening products and systems designed for specific applications. The product lines include stud welding systems, blind rivets and tools, blind inserts and tools, drawn arc weld studs, engineered plastic and mechanical fasteners, self-piercing riveting systems and precision nut running systems, micro fasteners, and high-strength structural fasteners.

The Infrastructure business consists of the Oil & Gas and Hydraulics businesses. The product lines within the Infrastructure business include custom pipe handling machinery, joint welding and coating machinery, weld inspection services and hydraulic tools and accessories.

Security

The Security segment is comprised of the Convergent Security Solutions ("CSS") and Mechanical Access Solutions ("MAS") businesses.

The CSS business designs, supplies and installs electronic security systems and provides electronic security services, including alarm monitoring, video surveillance, fire alarm monitoring, systems integration and system maintenance. Purchasers of these systems typically contract for ongoing security systems monitoring and maintenance at the time of initial equipment installation. The business also sells healthcare solutions, which includes medical cabinets, asset tracking solutions, infant protection, pediatric protection, patient protection, wander management, fall management, and emergency call products.

The MAS business sells and installs automatic doors, commercial hardware, locking mechanisms, electronic keyless entry systems, keying systems, tubular and mortise door locksets.

Supply Chain

The Company both manufactures and purchases its products described above, as well as components and raw materials for those products. Some of those products may be manufactured using tin, tantalum, tungsten and gold (“3TG”) which are procured globally and from multiple suppliers who are several tiers away from the origin of and smelters of their raw materials. As such, the Company does not typically have a direct relationship with 3TG smelters and refiners. Additionally, the Company’s size, complexity of its products, and the depth, breadth and constant evolution of its supply chain, make it difficult to identify sub-tier suppliers from its direct suppliers, and therefore, the Company is heavily reliant upon its direct suppliers to provide information on the origin of the 3TG contained in components and materials purchased. The Company’s suppliers are similarly reliant upon information provided by their suppliers and therefore face similar challenges to obtaining origin information. Additionally, many of the Company’s suppliers and its suppliers’ suppliers are foreign and not directly subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“the Dodd-Frank Act”).

In order to ensure suppliers understand the Company’s expectations, the Company’s supplier arrangements include Standards for Suppliers which outline the minimum standards that the Company’s suppliers must meet in order to conduct business with the Company. Contracts with suppliers are generally in force for one to three years and while the Company cannot unilaterally impose new contract terms, including those that would compel its suppliers to support the Company's 3TG due diligence efforts, existing contracts contain a compliance with laws clause which provides for the Company’s suppliers to abide by directives from the Company to be in compliance with applicable laws. The Company has updated its forms to include a specific provision relating to 3TG that will be included in new agreements as suppliers are added or existing agreements expire. This provision requires suppliers to provide information necessary to allow the Company and its customers to comply with the provisions of the Dodd-Frank Act and explicitly gives the Company the right to audit the supply chain and the right to terminate arrangements with suppliers who are unwilling or unable to comply. It will take a number of years to ensure that all supplier contracts contain this provision.

Conflict Minerals Policy

The Company adopted the following Conflict Minerals Policy:

Stanley Black & Decker is committed to conducting business in an ethical, law abiding manner. This includes our commitment to not only comply with all applicable laws and regulations but also to operating our business on a foundation of integrity, trust and respect throughout our supply chain. Along with governmental and non-governmental organizations, civil society and affected third parties, we are concerned about the potential human rights issues, such as forced labor, inhumane or cruel treatment, and child labor, associated with the mining of Conflict Minerals (defined as tin, tungsten, tantalum and gold) which are occurring in the Democratic Republic of Congo ("DRC") and adjoining countries (“DRC region”).

Stanley Black & Decker is cognizant of our obligations under Section 1502 of the Dodd-Frank Act and is working with our suppliers to meet the due diligence and reporting requirements of Section 1502. As part of this process, we are helping our suppliers understand the due diligence steps they can take to investigate the source of any Conflict Minerals in the products they sell us. If, based on our due diligence, we determine there is a reasonable risk that Conflict Minerals in our products may be directly or indirectly linked to the financing of conflict in the DRC region, we will determine an appropriate course of action based on the facts and circumstances relating to the affected products. Such action may include, but is not limited to, the suspension or termination of our relationship with particular suppliers.

Determining whether all products sold by Stanley Black & Decker are Conflict Free is a time consuming and difficult process. We manufacture and distribute thousands of products, many of which contain, or may contain, the minerals that have been defined as Conflict Minerals. We source the raw materials and component parts for the products we manufacture, as well as finished products, from thousands of other companies around the world. Stanley Black & Decker is and has been working with our suppliers to educate them regarding Stanley Black & Decker’s disclosure obligations under the Dodd-Frank Act and concerning steps they can take to obtain increased transparency regarding the origin of minerals contained in the products they supply to us.

Stanley Black & Decker has the following expectations of its suppliers:

•	suppliers should identify any products sold to Stanley Black & Decker that contain any Conflict Minerals which are not DRC Conflict Free;

•
suppliers should develop Conflict Minerals policies, due diligence frameworks, and management systems that are designed to prevent Conflict Minerals that are not DRC Conflict Free from being included in the products sold to Stanley Black & Decker; and

•	Stanley Black & Decker suppliers should source Conflict Minerals only from sources that are DRC conflict free.

In doing so, suppliers will be expected to:

•	implement and communicate to their personnel and suppliers policies that are consistent with this policy, and require their direct and indirect suppliers to do the same;

•	put in place procedures for the traceability of Conflict Minerals, working with their direct and indirect suppliers as applicable;

•	use reasonable efforts to source Conflict Minerals from smelters and refiners validated as being DRC Conflict Free, and require their direct and indirect suppliers to do the same;

•
advise Stanley Black & Decker of any determination that the supplier either has concluded or has a reasonable basis to believe the products it currently sells or has sold to Stanley Black & Decker are not DRC Conflict Free;

•	maintain reviewable business records supporting the source of Conflict Minerals; and

•
from time to time, at Stanley Black & Decker's request, provide Stanley Black & Decker with information concerning the origin of Conflict Minerals included in products sold to Stanley Black & Decker, which Stanley Black & Decker shall be entitled to use or disclose in satisfying any legal or regulatory requirements or in any customer or marketing communications, notwithstanding the terms of a confidentiality agreement that do not specifically reference this paragraph.

Suppliers also are encouraged to support industry efforts to enhance traceability and responsible practices in Conflict Minerals supply chains.

Consequences of supplier noncompliance

Stanley Black & Decker evaluates its relationships with its suppliers on an ongoing basis. Stanley Black & Decker reserves the right to evaluate the extent to which a supplier has failed to reasonably comply with this policy. Stanley Black & Decker also reserves the right to request additional documentation from suppliers regarding the origin of any Conflict Minerals included in any products sold to Stanley Black & Decker.

Suppliers who do not reasonably comply with this policy shall be reviewed by Stanley Black & Decker’s supply chain organization for future business.

In the event Stanley Black & Decker determines that the supplier’s efforts to comply with this policy have been deficient and the supplier fails to cooperate in developing and implementing reasonable remedial steps, Stanley Black & Decker reserves the right to take appropriate actions up to and including discontinuing purchases from the supplier. Nothing in this policy is intended to in any way grant any additional rights or expectations to any Stanley Black & Decker supplier or in any way modify or otherwise limit in any way any of Stanley Black & Decker's contractual or legal rights.

Grievance mechanism and reporting

Our employees, suppliers and other parties can report concerns and alleged violations of this policy as follows:

(i)	Write us at Stanley Black & Decker: Stanley Black & Decker, Inc., Attn: Conflict Minerals Steering Committee, 1000 Stanley Drive, New Britain, CT 06053

(ii)	e-mail us at: [conflictminerals@sbdinc.com]

(iii)	Call us at: 877-795-2358

Reports can be made anonymously and will be kept confidential to the fullest extent practicable and allowed by law.
We will not take any retaliatory action against our employees, suppliers or other parties who make a report in good faith.
Our suppliers are encouraged to contact [conflictminerals@sbdinc.com] if they wish to seek guidance on the application of this policy.

Conclusion

Stanley Black & Decker fully understands the importance of this issue to its customers and is committed to supply chain initiatives and overall corporate social responsibility and sustainability efforts that work towards a DRC Conflict Free supply chain. We encourage all of our suppliers to likewise support these efforts.

The Company’s policy is publicly available on its website at www.stanleyblackanddecker.com/corporategovernance/conflictminerals.

2.    Due Diligence Process

2.1    Design of Due Diligence

The Company is designing its due diligence measures to materially conform with the framework in The Organisation for Economic Co-operation and Development (“the OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (2013) (“the OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

2.2    Due Diligence Performed

Management Systems

The Company adopted a Conflict Mineral Policy which is posted on its website at www.stanleyblackanddecker.com/corporategovernance/conflictminerals.

Internal Team

The Company established a Steering Committee sponsored by the Company’s Chief Financial Officer which in turn established a Working Group. Members of both the Steering Committee and Working Group are subject matter experts from relevant functions such as Global Supply Management, Sustainability, Finance and Legal. The Steering Committee is responsible for implementing the Company’s conflict minerals compliance strategy and due diligence process, monitoring the due diligence progress, ensuring communication of critical information reaches employees and suppliers, and ensuring the timely and accurate filing of this report. The Working Group is charged with supporting the operation of these tasks and reporting its progress to the Steering Committee on a regular basis.

Control Systems

Controls include the Company’s Business Conduct Guidelines which outlines expected behaviors for all of the Company’s employees, the Company’s Standards for Suppliers which outlines the minimum standards that the Company’s suppliers must meet in order to conduct business with the Company, and Master Purchase Agreements with suppliers, for which new or renewed agreements include a Conflict Minerals contract clause as further described above under “Supply Chain”.

The Company established a Steering Committee and central Working Group to support the due diligence process, as well as, provided a global communication to employees to direct Conflict Mineral related inquiries to the Working Group via its Global Compliance Director.

Supplier Engagement

The Company engaged selected suppliers through direct electronic communication from the VP Global Supply Management. This communication was followed by an electronic communication through the Company’s supplier relationship management tool. Additional electronic and telephonic communications ensued to ensure receipt of the required information. In addition as noted above, the Company has modified its contract language to address Conflict Minerals.

Grievance Mechanism

The Company has an established grievance mechanism for reporting violations of the Company’s policies.

Maintain Records

The Company has a record retention policy which requires retention and protection of Conflict Mineral related information.

Identify and Assess Risk in the Supply Chain

The Company performed a risk-based assessment of its products for components and/or raw materials which were most likely to contain 3TG and selected suppliers of those components and/or raw materials for surveying. The Company conducted its survey of these suppliers using the standard template developed by the Electronic Industry Citizenship Coalition (“the EICC”) and The Global e-Sustainability Initiative (“GeSI”), known as the EICC-GeSI Conflict Minerals Reporting Template (“the Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide materials to the supply chain as we have determined this to be the most reasonable known mine of origin information available. It includes questions regarding a supplier's conflict-free policy, engagement with its direct suppliers, and information about its supply chain, such as, a listing of smelters used. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website.

Design and Implement a Strategy to Respond to Risks

The Company is in the process of designing its risk management approach.

Information gathered from the Company’s due diligence process is summarized and reported to the Steering Committee. Any actual or potential risks identified in the supply chain risk assessment are reported to and monitored by the Steering Committee.

Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Company does not have direct relationships with the smelters and refiners in its supply chain. We rely on recognized mechanisms such as the Conflict Free Sourcing Initiative’s Conflict Free Smelter Program to audit the due diligence practices of the smelters and refiners. We utilized the information on their website (www.conflictfreesmelter.org) to determine which smelters and refiners have been certified as Conflict Free. The Company is in the process of applying for membership in the Conflict - Free Sourcing Initiative (“CFSI”).

Report on Supply Chain Due Diligence

This report is the Company’s annual report on its 3TG due diligence, is filed along with Form SD with the Securities and Exchange Commission (the “SEC), and is publicly available on the Company’s website.

3.    Due diligence Results

Generally, the Company received responses from its suppliers selected for surveying; however, the Company’s suppliers are also several tiers away from the origin of and smelters of their raw materials and are facing similar challenges in performing the due diligence. The information received by the suppliers was inconclusive, including unclear chain of custody to the Company’s products, and incomplete origin and smelter information. Further, smelters that were provided were not all certified under the CFS program. Therefore, the Company was unable to determine the origin of any of the 3TG reported by its suppliers and whether or not the sourcing was Conflict-Free. In addition, some processing facilities disclosed by the Company’s suppliers were not validated as in fact being smelters or refiners. Due to the issues described above, the Company expects to present the origin, smelter and refiner names in future reports.

4.    Steps to be Taken to Mitigate Risk

The Company intends to take the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG contained in the Company’s products could benefit armed groups in the DRC or adjoining countries:

•	Continue to integrate Conflict Minerals contractual language in the Company’s new or renewed supplier contracts.

•	Include the Company’s Conflict Minerals Policy on the Company’s Supplier Portal.

•	Roll out a standard process globally for adding suppliers to the Company's supply base which ensures Conflict Minerals requirements are met.

•
Engage with suppliers and direct them to information and training resources to attempt to increase the response rate and improve the content of supplier survey responses. The Company’s subscription to the Conflict Minerals Resources Center grants access to all of its suppliers and offers those suppliers training and other resources.

•	Educate the Company’s design and product engineers to enable modification of the Company’s new product process to ensure 3TG documentation is generated for all new products.

•	Continuously refine the Company’s risk assessment process for assessing which products and/or components are likely to contain 3TG to select the Company's suppliers for surveying.

•	Refine the Company's risk management approach for evaluating survey responses to quickly identify areas of potential exposure to 3TG.

•
If the Company determines there is a reasonable risk that Conflict Minerals in the Company's supply chain may be directly or indirectly linked to the financing of conflict in the DRC or adjoining countries, the Company will determine an appropriate course of action based on the facts and circumstances relating to the affected products which may include, but is not limited to, the suspension or termination of the Company's relationship with a particular supplier.

•	Apply for membership in the Conflict-Free Sourcing Initiative (“CFSI”).

The Company recognizes that due diligence is a dynamic process and requires on-going risk monitoring. After implementing these risk mitigation strategies, the Company will reassess the effectiveness of its risk management plan, and may adapt further strategies or refine existing strategies to ensure effective risk mitigation.